Exhibit 99.1

Canadian Satellite Radio
Holdings Inc.

Interim Consolidated Financial Statements

(Unaudited)

November 30, 2007

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Balance Sheet
(Unaudited)

	November 30, 2007	August 31, 2007
	$	$
Assets

Current assets
Cash	5,073,783	9,524,931
Short term investments (note 3)	25,181,793	5,281,000
Accounts receivable	5,042,367	4,904,803
Inventory	1,337,297	2,462,975
Prepaid expenses and other assets	2,871,222	2,401,315
Restricted investments (note 4)	12,489,381	13,043,109

	51,995,843	37,618,133

Restricted investments (note 4)	6,034,509	6,301,677

Property and equipment	19,905,161	20,878,489

Contract rights, distribution rights and computer software	215,101,634	219,897,424

Total assets	293,037,147	284,695,723

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	22,731,591	19,822,541
Interest payable	4,124,116	590,315
Deferred revenue	12,140,463	10,445,788

	38,996,170	30,858,644

Long-term debt (note 4)	112,783,780	102,978,193

Deferred revenue	3,768,420	3,626,134

Long-term obligations	385,130	376,316

Total liabilities	155,933,500	137,839,287

Shareholders’ Equity
Share capital (note 5)	312,948,883	312,948,883
Contributed surplus (note 5)	36,533,955	30,129,704
Deficit	(212,379,191)	(196,222,151)

Total shareholders’ equity	137,103,647	146,856,436

Total liabilities and shareholders’ equity	293,037,147	284,695,723

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Statement of Operations and Deficit
(Unaudited)

For the three months ended November 30,

	2007	2006
	$	$

Revenue	8,145,951	3,838,682

Operating expenses
Cost of revenue	7,348,843	5,596,666
General and administrative	4,305,545	4,814,455
Stock-based compensation (note 5)	1,072,370	845,436
Marketing	7,039,308	6,266,242
Amortization of intangible assets and property and equipment	5,574,011	5,601,983

	25,340,077	23,124,782

Loss before the undernoted	(17,194,126)	(19,286,100)

Interest revenue	385,373	729,599

Interest expenses	3,723,743	3,740,261

Foreign exchange gain(loss)	4,375,456	(1,625,194)

Net loss and comprehensive loss for the period	(16,157,040)	(23,921,956)

Deficit - Beginning of period	(196,222,151)	(111,582,308)

Deficit - End of period	(212,379,191)	(135,504,264)

Basic and fully diluted loss per common share	(0.34)	(0.50)

Canadian Satellite Radio Holdings Inc.

Interim Consolidated Statement of Cash Flows
(Unaudited)

For the three months ended November 30

	2007	2006
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(16,157,040)	(23,921,956)
Add (deduct): Non-cash items
Costs paid by parent company	54,351	49,410
Stock-based compensation expense	1,072,370	845,436
Amortization of intangible assets	4,799,404	4,823,499
Amortization of property and equipment	774,607	778,488
Accrued interest - debt	3,533,801	4,100,692
Accrued interest receivable	(208,433)	(393,424)
Interest accretion expense	198,373	167,364
Loss on disposal of property and equipment	187,813	—
Unrealized foreign exchange losses(gains)	(5,106,587)	1,653,065
Net change in non-cash working capital related to operations (note 9)	6,373,742	(334,982)

Net cash used in operating activities	(4,477,599)	(12,232,408)

Investing activities
Sale of short-term investments	5,850,000	—
Purchase of short-term investments	(25,181,793)	—
Proceeds on sale of property and equipment	31,022
Purchase of property and equipment	(11,626)	(1,116,174)
Purchase of computer software	(4,513)	(24,014)

Net cash used in investing activities	(19,316,910)	(1,140,188)

Financing activities
Proceeds from convertible notes (note 4)	19,396,445	—

Net cash provided by financing activities	19,396,445	—

Foreign exchange gains(losses) on cash held in foreign currency	(53,084)	803,646

Change in cash during the period	(4,451,148)	(12,568,950)

Cash - Beginning of period	9,524,931	45,188,214

Cash - End of period	5,073,783	32,619,264

Supplemental cash flow disclosures
Utilization of XM credit facility	1,003,615	—

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

1                      Basis of presentation

The accompanying interim consolidated financial statements of Canadian Satellite Radio Holdings Inc. (the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements of the Company. The accompanying financial information reflects all adjustments, consisting primarily of normally recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month period ended November 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2008. These interim consolidated financial statements follow the same accounting principles and methods of application as the consolidated financial statements for the year ended August 31, 2007, except as described in note 2 below.

2                      Summary of significant accounting policies

Accounting changes

As required by the Canadian Institute of Chartered Accountants (CICA), on September 1, 2007, the Company adopted CICA Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation and 3865, Hedges. The prospective adoption of these new standards resulted in changes in the accounting and presentation for financial instruments.  The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

a)                   Section 1530- Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (OCI).  OCI is a new requirement to temporarily present certain gains and losses from changes in fair value outside of net income. The Company did not have OCI during the three months ended November 30, 2007 and its comprehensive loss consisted of its loss.

b)                   Section 3251, Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category of equity on the consolidated balance sheet.   The Company did not have a balance of AOCI at November 30, 2007.

c)  Section 3855, Financial Instruments – Recognition and Measurement

     Section 3861, Financial Instruments – Disclosure and Presentation

Under the new standards, all financial instruments are classified into the following categories: held for trading held to maturity investments, loans and receivables, available for sale financial assets or other liabilities.  All

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

financial instruments within the scope of the standard are included in the consolidated financial statements and are initially measured at fair value.  Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are subsequently measured at fair value and all gains and losses as a result of measurement are included in net income in the period in which they arise.  Available for sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.

Classification of financial instruments

The Company has adopted the following classification for financial assets and financial liabilities:

Cash is classified as held-for-trading.  Changes in fair value for the period are recorded in earnings as interest income.

Short-term and restricted investments are classified as held-to-maturity investments, which are measured at amortized cost.  The Company has the intention and ability to hold these securities to maturity.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost.

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Senior debt, borrowings under the credit facility and convertible debt are classified as other financial liabilities and recorded at amortized cost using the effective interest method. Debt issuance and transaction costs related to other financial liabilities are included in the carrying value of the debt and amortized over the term of the debt using the effective interest method.  In prior periods, debt issuance and transaction costs were carried as deferred financing costs on the consolidated balance sheet.

Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an  arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial  instruments that are quoted in active markets are based on bid prices for financial assets held and offer  prices for financial liabilities. When independent prices are not available, fair values are determined by  using valuation techniques which refer to observable market data. These include comparisons with similar  instruments where market observable prices exist, discounted cash flow analysis, option pricing models  and other valuation techniques commonly used by market participants. For certain derivatives, fair values  may be determined in whole or in part from valuation techniques using non-observable market data or  transaction prices. A number of factors such as bid-offer spread, credit profile and model uncertainty are  taken into account, as appropriate, when values are calculated using valuation techniques.

The carrying value of cash, short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature.   The carrying value of the credit facility,

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

convertible debt and Senior notes approximates fair value.  The fair value is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity, and using the market prices of the publicly traded senior notes.

Foreign Exchange Risk - The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments.   The Company does not currently use foreign currency derivatives.

Credit Risk – The Company is exposed to credit risk, primarily in relation to accounts receivable.  Exposure to credit risk varies due to the composition of individual customer balances.  The Company performs regular monitoring of overdue customer balances and provides allowances for potentially uncollectible accounts receivables.

Derivatives

Under Section 3855, derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities where they have a negative fair value.  The changes in fair value during the period are recorded in earnings.  At November 30, 2007 and August 31, 2007, the Company does not have any derivatives outstanding.

Embedded derivatives

Under Section 3855, derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income.  These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings.

The Senior notes of the Company include the right to redeem the notes at the option of the Company. This redemption right has been determined to be an embedded derivative that is required to be bifurcated from the underlying debt, or host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at September 1, 2007 and November 30, 2007, the amortized cost of the host contract, excluding transaction costs, was US $101 million and the fair value of the derivative was approximately US$1 million. The value of the derivative has been netted against the senior notes on the balance sheet.

d)                   Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of early termination of the hedged item.  The Company did not have any hedges during the three months ended November 30, 2007.

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

Recent accounting pronoucements

In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and is applicable for the Company’s first quarter of fiscal 2009. The Company does not expect the new standard to have a material impact on its financial statements.

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this new standard effective September 1, 2008 and is assessing the impact of this new standard on its consolidated financial statements.

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt this new standard effective September 1, 2008 and is assessing the impact of this new standard on its consolidated financial statements.

3                      Short-term investments

Short-term investments consist of US dollar corporate bonds with an original maturity greater than three months and Canadian dollar bank acceptances with original maturities of two to twelve months, which are valued at amortized cost.

4                      Long term Debt

	November 30, 2007	August 31, 2007

Senior notes	95,716,220	101,163,719
Convertible notes	14,359,693	—
XM credit facility	2,690,808	1,814,474

	112,783,780	102,978,193

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

Senior notes

On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital.

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The remaining balance of the interest reserve account is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032. These costs are netted against the principal and amortized using the effective interest rate method over the term of the notes. During the three months ended November 30, 2007, $172,500 (2006 - $158,730) of interest accretion expense was included in the consolidated statements of operations and deficit, resulting in an effective interest rate of 12.6%. The Senior notes balance of $95,716,220 includes $96,716,220 of amortized cost less $1,000,000 of embedded derivative.

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date.

This financial instrument contains both a liability and an equity element. The Company has determined the value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3861. As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The amount allocated to the liability element is amortized using the effective interest rate method over the term of the notes. During the three months ended November 30,

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

2007, $17,059 of interest accretion expense was included in the consolidated statements of operations and deficit resulting in an effective interest rate of 15.0%.

XM Credit Facility

During fiscal 2006, XM provided to the Company a credit facility of $45 million, to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  During the quarter, the Company utilized $1,003,614 under the facility to pay fees due to XM of $ 945,315 and interest accrued thereon of $58,299. To date, the Company has utilized a total of $ 3,140,015 under the facility to pay fees due to XM of $3,017,219 and interest accrued of $122,796. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. The effective interest rate of the facility is 15.0%.  The interest can be satisfied through additional borrowings under the facility. XM has a right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The Company also has the right to prepay borrowings and accrued interest anytime without penalty.  This financial instrument contains both a liability and an equity element. The Company has determined the value of the liability, the most easily measurable component to be $2,671,837 and assigned the residual amount of $468,178 to the equity component as allowed under the Canadian Institute of Chartered Accountants Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.

5                      Share capital and contributed surplus

The authorized share capital of the Company as at November 30, 2007 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class B Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

As at November 30, 2007, the Company had issued 20,541,916 Class A Subordinate Voting Shares and 81,428,133 Class B Voting Shares.

Stock compensation

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

During November 2007, the Company granted stock options to five members of the Board of Directors and two members of management for a total of 745,000 Class A Subordinate Voting Shares with a weighted average

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

exercise price of $5.38. The options vest from immediately to three years. The amount of $337,534 was recorded in the consolidated statement of operations and deficit during the three months ended November 30, 2007 related to these options.

The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 5.00%; expected life of 1 to 3 years; expected dividend yield of nil%; and expected volatility of 52.00%.

Option activity during the period ended November 30, 2007 was as follows:

	Number of options	Weighted average exercise price
		$

Balance as at August 31, 2007	2,529,500	8.19
Granted	745,000	5.38
Forfeited	(50,000)	8.08

Balance as at November 30, 2007	3,224,500	7.54

On February 28, 2007, certain employees of the Company agreed to receive compensation related to their fiscal 2007 bonus in the form of Restricted Share Units (Units). Each unit allows the participant to receive one Class A Subordinate Voting Share and can be released immediately. During the quarter, 19,354 Units were issued to employees to satisfy $101,609 in 2007 bonus entitlement. This amount was recorded as an increase in contributed surplus in the consolidated balance sheet.

Contributed surplus

Changes in contributed surplus for the period ending November 30, 2007 were as follows:

Amount

Balance as at August 31, 2007	30,129,704
Stock-based compensation related to stock options	1,072,370
Equity portion of XM credit facility (note 4)	139,169
Equity portion of convertible notes (note 4)	5,036,752
RSUs issued in payment of 2007 bonus	101,609
Cost incurred by CSRI	54,351

Balance as at November 30, 2007	36,533,955

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

6                      Loss per share

The weighted average number of shares outstanding used to compute basic loss per share for the three months ended November 30, 2007 was 47,684,627 (November 30, 2006 – 47,625,000).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

The stock options (note 5) and convertible debt instruments (note 4) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the periods presented.

7                      Related party accounts and transactions

During the three months ended November 30, 2007, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc (XM) in fiscal 2006. During the three ended November 30, 2007, the Company incurred approximately $1,198,283 (2006 - $535,000) in expenses related to the License Agreement. The Company incurred expenses of approximately $112,800 for the three months ended November 30, 2007 (2006- $136,000) related to technical services.

During the three months ended November 30, 2007, the Company also incurred approximately $467,106 (2006 $640,200) related to the reimbursement of call centre and other charges paid on CSR’s behalf.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	November 30, 2007	August 31, 2007

Accounts payable to XM	$2,728,518	$3,466,953

XM provided the Company with a credit facility of $45 million, to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  The details of this credit facility are included in note 4.

During the three ended November 30, 2007, the Company received printing services from AMI Printing valued at approximately $86,854 (2006 - $64,300). An affiliate of CSRI holds an indirect minority interest in AMI Printing.

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

The Company has a payroll service agreement with Priszm LP for an annual amount of $30,000. In addition, the Company sold approximately $61,635 of advertising to Priszm LP during the three months ended November 30, 2007 (2006 - $36,000). Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the three months ended November 30, 2007, the Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $223,267 (2006 - $666,300).  This amount consists of fees paid to Vision of $72,500 (2006 - $90,000) and amounts paid by Vision to vendors on the Company’s behalf of $150,767 (2006 - $576,300).The principal of Vision is related to the Executive Chairman of the Company.

During the three months ended November 30, 2007, the Company incurred $153,206  (2006 - $136,076) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the three months ended November 30, 2007, the Company incurred consulting services related to public relations from the Wilcox Group totalling approximately $47,351 (2006 - $ 61,300). A director of the Company is the principal of the Wilcox Group.

During the quarter, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including John I. Bitove. A description of the convertible notes is included in note 4.

8                      Contracts and commitments

In September 2005, XM and the National Hockey League (NHL) reached an agreement related to NHL broadcast and marketing rights on satellite radio. The agreement between XM and the NHL is a ten-year agreement, with satellite radio exclusivity over the last eight years. XM’s total cost is approximately US$100 million and the Company’s commitment to reimburse XM for a portion of it’s obligation under this term sheet totalled US$69.1 million.

During the quarter, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the license fee payable in the next two years to years seven to nine of the original agreement.  The Company will also issue to the NHL Class A Subordinate Voting Shares equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company’s commitment will be expensed equally over the remaining eight years of the agreement.

Canadian Satellite Radio Holdings Inc.

Notes to the Interim Consolidated Financial Statements
(Unaudited)

November 30, 2007

9                      Supplemental cash flow disclosures

Changes in non-cash working capital related to operations:

	November 30, 2007	November 30, 2006
	$	$

(Increase) decrease in current assets
Accounts receivable	(137,564)	(629,821)
Inventory	1,125,678	94,992
Prepaid expenses	(469,907)	(778,526)
Increase (decrease) in liabilities
Accounts payable	4,018,574	(1,019,575)
Deferred revenue	1,836,961	1,997,948

Net change in non-cash working capital related to operations	6,373,742	(334,982)

10               Comparative figures

Certain comparative figures have been reclassified to conform to the current year period’s financial statement presentation.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following management’s discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three months ended November 30, 2007 has been prepared as of January 14, 2008.  The discussion and analysis should be read in conjunction with our unaudited Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Annual Report for 2007.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and expressed in Canadian dollars.

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.  Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   The Company does not intend and does not assume any obligation, to update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2007.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

1.0       Overview

1.1 Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner.

We offer 130 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in

Toronto, Montréal and Québec City. We will leverage our unique programming assets, such as our exclusive broadcasting agreement with the NHL and our NHL Home Ice channel.

Our target market includes more than 25 million registered vehicles on the road, 1.5 million new vehicles sold annually and more than 12 million households in Canada. We are the leader in distributing digital audio entertainment and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2008, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi and Audiovox and other brand names at national consumer electronics retailer such as Best Buy, Future Shop, The Source, Canadian Tire and other national and regional retailers.

The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

1.2 Highlights for the Quarter

NHL exclusivity commenced, and we expanded the NHL coverage to provide every game for every NHL team;

General Motors delivered over 200,000 XM enabled automobiles in Canada since our operational launch;

Based on figures released by The NPD Group, overall demand for satellite radio grew with retail category sales increasing by 46% for the three months ended November 30, 2007 compared to the three months ended November 30, 2006;

We completed a private placement of $20 million aggregate principal amount of convertible unsecured subordinated debentures (the “Debentures”). They bear interest at a rate of 8.0 per cent per annum payable semi-annual. The Debentures are convertible at a conversion price of $5.92 at the holders’ option into Shares of the Company;

We reached an agreement with XM and the National Hockey League (NHL) to defer a portion of the NHL license fee for the 2007/2008 and 2008/2009 hockey season to 2011/2012, 2012/2013 and 2013/2014;

Ending subscribers increased from 188,100 at the end of the first quarter of fiscal 2007 to 350,300 at the end of the first quarter of fiscal 2008, representing an 86% year-over-year increase;

Total revenue increased from $3.8 million during the three months ended November 30, 2006 to $8.1 million during the three months ended November 30, 2007, representing a 113% year-over-year increase;

Average monthly subscription revenue per subscriber (ARPU) decreased from $11.30 in the first quarter of 2007 to $11.27 in the first quarter of 2008;

Subscriber Acquisition Costs (SAC) increased from $46 in the first quarter of 2007 to $92 in the first quarter of 2008;

Cost Per Gross Addition (CPGA) decreased from $311 in the first quarter of 2007 to $181 in the first quarter of 2008; and

Adjusted operating loss improved from $12.8 million during the three months ended November 30, 2006 to $10.5 million during the three months ended November 30, 2007.

1.3 U.S. Merger

On February 19, 2007, XM Satellite Radio and Sirius Satellite Radio in the United States announced their intention to merge subject to U.S. shareholder and government approval. As XM and Sirius seek U.S. regulatory approval, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers. On November 13, 2007 both XM and Sirius obtained shareholder approval for the transaction. It is our understanding that as of the date hereof the parties continue to pursue regulatory approval. At this point in time it is unclear how this announcement will impact our business.

We rely on XM for the provision of our satellite radio service.  Our success will depend on XM’s cooperation and programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S.

2.0 Operating Definitions

2.1 Self-Paying Subscribers – Self-Paying Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

2.2 Other Paying Subscribers – Other Paying Subscribers include: subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for a portion or all of the trial period service; and Partnership Subscribers, which include those who are accessing a portion of our programming through other subscription services that we are partnered with. With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Revenue generated from Other Paying Subscribers contributes to Other Revenue in our Results from Financial Operations.

2.3 OEM Promotional Subscribers – OEM Promotional Subscribers include subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert subscribers into Self-Paying Subscribers.

2.4 Rental Car Subscribers – Rental Car Subscribers include rental cars installed with XM Canada’s service for which the Company receives compensation.

In Q1, 2008, as part of the Company’s continuing efforts to align its definitions more closely with industry norms, we started to include Rental Car Subscribers to our total subscriber figures. These subscriber amounts are counted in an additional category and were not included in prior historical amounts.

Other Paying Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, Cost per Gross Addition, Subscriber Acquisition Costs and SAC.

2.5 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes.

2.6 Subscriber Acquisition Costs and SAC – Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying gross additions for the period to calculate what we refer to as “SAC”. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. We believe SAC is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. In our financial statements, most of our SAC costs are captured in Marketing.

2.7 Cost Per Gross Addition (“CPGA”) – CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. We believe CPGA is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. CPGA costs are primarily captured by the combination of Subsidies & distribution, Advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the Self-Paying gross additions for the period to calculate Average CPGA.

2.8 Average Monthly Subscription Revenue Per Subscriber (“ARPU”) – Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

2.9 Adjusted Operating Loss – Adjusted Operating Loss is defined as Operating loss before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations.  We believe Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Loss is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Loss may not be comparable to similarly titled measures of other companies. Adjusted Operating Loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Fiscal Year 2008
($000’s)	Q1
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(17,194)
Add back non-Adjusted Operating Loss items included in loss Amortization	5,574
Stock-Based Compensation	1,072
Costs paid by parent company	54

Adjusted Operating Loss	(10,494)

	Fiscal Year 2007
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(19,286)	(22,292)	(16,157)	(18,622)
Add back non-Adjusted Operating Loss items included in loss Amortization	5,602	5,603	5,606	5,599
Stock-Based Compensation	845	842	720	736
Costs paid by parent company	49	51	52	53

Adjusted Operating Loss	(12,790)	(15,796)	(9,779)	(12,234)

	Fiscal Year 2006
($ 000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Loss items included in loss Amortization	479	4,713	5,253	5,470
Stock-Based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186

Adjusted Operating Loss	(11,265)	(17,443)	(13,244)	(14,413)

	12 Months Ended August 31,
($ 000’s)	2007	2006
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Loss before the undernoted	(76,357)	(99,024)
Add back non-Adjusted Operating Loss items included in loss Amortization	22,409	15,914
Stock-Based Compensation	3,144	23,695
Costs paid by parent company	205	3,049

Adjusted Operating Loss	(50,599)	(56,366)

3.0 Results from Financial Operations

The following selected financial information for the three months ended November 30, 2007 and 2006 has been derived from our unaudited consolidated financial statements and should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this quarterly report.

	Three Months Ending Nov 30
	2007	2006
Revenue
Subscription	6,749,197	3,268,069
Activation	198,657	115,795
Equipment sales	969,380	145,124
Advertising and Other Revenue	228,717	309,694
Total Revenue	8,145,951	3,838,682

Operating expenses
Cost of revenue
Revenue share and royalties	2,123,353	974,463
Customer care & billing operations	739,438	578,807
Cost of merchandise	1,662,330	214,218
Broadcast and operations	704,173	975,175
Programming and content	2,119,549	2,854,003
Total cost of revenue	7,348,843	5,596,666

General and administrative	4,305,545	4,814,455
Stock based compensation	1,072,370	845,436

Marketing
Support	753,845	889,720
Subsidies and distribution	2,963,354	742,750
Advertising and marketing	3,322,109	4,633,772
Total marketing	7,039,308	6,266,242

Amortization	5,574,011	5,601,983
Total operating expenses	25,340,077	23,124,782

Loss before the undernoted	(17,194,126)	(19,286,100)
Interest income	385,373	729,599
Interest expense	(3,723,743)	(3,740,261)
Foreign exchange gain / (loss)	4,375,456	(1,625,194)

Net loss and comprehensive loss for the period	(16,157,040)	(23,921,956)

The following is a summary of our quarterly results for the past eight fiscal quarters.

Fiscal Quarter
In thousands except per share amounts	Q1 ‘08

Revenue	8,146
Net income (loss)	(16,157)
Net income (loss) per basic and fully diluted share	0

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘07	Q3 ‘07	Q2 ‘07	Q1 ‘07

Revenue	6,833	5,711	4,862	3,839
Net income (loss)	(20,386)	(13,268)	(27,064)	(23,922)
Net income (loss) per basic and fully diluted share	0	0	(1)	(1)

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘06	Q3 ‘06	Q2 ‘06

Revenue	3,417	2,341	1,145
Net income (loss)	(23,732)	(20,404)	(43,961)
Net income (loss) per basic and fully diluted share	(1)	0	(1)

Revenue grew by 19% from Q4 2007 to Q1 2008 and by 113% from Q1 2007 to Q1 2008. This is a direct result of our growing subscriber base.

Results of Operations

For the three months ended November 30, 2006 and 2007.

The following table is a summary of some of the key financial and operating metrics that we use to help measure the success of operations. Please refer to Section 3.0 for operating definitions.

	Three Months Ending Nov 30
	2007	2006
Financial Metrics ($000s)
Revenue	8,146	3,839
Adjusted Operating Loss	(10,494)	(12,789)

Operating Metrics
Subscribers	350,300	188,100
ARPU	$11.27	$11.30
SAC	$92	$46
CPGA	$181	$311

Subscribers

Historical subscriber figures have been updated to include the Rental Car Subscribers category. These subscriber amounts are counted in an additional category and were not included in prior historical amounts. As at November 30, 2007 we had a total subscriber count of 350,300, comprised of 302,300 Paying Subscribers, 35,700 OEM Promotional Subscribers and 12,300 Rental Car Subscribers. Included in the 302,300 Paying Subscribers are 214,100 Self-Paying and 88,200 Other Paying.

Our Self-Paying subscriber base grew by 28,700 in the first quarter of 2008. This represents a 171% improvement over the 10,600 Self-Paying Subscribers that we added in the first quarter of 2007. We attribute much of this success to the following:

•        Commencement of our NHL exclusivity;

•        Increasing penetration of factory-installed vehicles, as our OEM partners continue to increase the number of models that come with XM as either standard equipment or as an option;

•        Enhanced aftermarket radio products, including additional products at different price points; and

•        Increasing points of distribution for aftermarket products.

Paying Subscribers are the primary source of our revenues

ARPU ($)

ARPU was $11.30 and $11.27 for the three months ended November 30, 2006 and 2007, respectively.  The expected increase in ARPU from the higher basic service price was offset by promotions offered to new OEM Self-Paying Subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. Effective September 1, 2006, the basic monthly subscription is priced at $14.99 and the family plan (up to four additional radios for the same household) at $9.99. All Self-Paying Subscribers on the $12.99 basic monthly subscription plan as at August 31, 2006 maintained the $12.99 price through August 31, 2007.

Deferred Revenue on Balance Sheet (short-term and long-term) ($ millions)

The amount of deferred revenue on our balance sheet includes cash received on the purchase of service plans as well as the unamortized amount of activation revenue, which is typically amortized over 40 months. A majority of the balance is from the prepayment of service plans. As a contributing factor towards positive working capital for our business, we strategically offer discounted service plans to incent long-term prepayment. Our short-term and long-term deferred revenue balance on our balance sheet has increased by approximately $10 million since the first fiscal quarter of 2007. We attribute this to the growing number of months that customers typically prepay for service, as well as our growing subscriber base. As we continue to grow our subscriber base, we expect this balance to continue to increase.

Revenue

Revenue includes Subscriber Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue on our Canadian-produced channels and Other revenue from Partnership Subscribers.

•       Three Months: For the three months ended November 30, 2006 and 2007, Revenue was $3.8 million and $8.1 million, respectively, an increase of 113% or $4.3 million. The increase was mostly attributable to our increasing subscriber base. In addition, during Q1 2008, we sold approximately 20,000 radios to new subscribers and to other distributors through our direct channel. This resulted in a significant increase in equipment sales.  As at November 30, 2007, our inventory balance has decreased to approximately $1.3 million from approximately $2.5 million at August 31, 2007. However, this is higher than the balance of inventory of approximately $0.4 million that we had at November 30, 2006.  As a result, we expect equipment sales to again be significantly higher in the second quarter of fiscal 2008 compared to the second quarter of fiscal 2007.

($000,000)

Cost of Revenue

For the three months ended November 30, 2006 and 2007, Cost of Revenue was $5.6 million and $7.3 million, respectively, an increase of 31% or $1.8 million. These expenses are comprised of the following:

Revenue Share & Royalties – Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, residual commissions paid to distribution partners, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Revenue Share & Royalties expenses were $1.0 million and $2.1 million, respectively, an increase of 118% or $1.1 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

Customer Care and Billing Operations – Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Customer Care & Billing Operations expenses were $0.6 million and $0.7 million, respectively, an increase of 28% or $0.2 million. These costs are primarily driven by the volume derived from our existing subscriber base and the rate of growth in gross activations of subscribers.

•                  Customer Care & Billing Operations cost per average Self-Paying Subscriber for the three months ended November 30, 2006 and 2007 was $2.00 and $1.23, respectively, a decrease of $0.77 or 39%.

Cost per average Self-Paying Subscriber

Cost of Merchandise – We sell merchandise direct to employees, friends and family and to commercial accounts through our Direct Fulfillment Channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Cost of Merchandise expenses were $0.2 million and $1.7 million, respectively, an increase of 676% or $1.4 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts. During Q1 2008, we sold approximately 20,000 radios to new subscribers and to other distributors through our direct channel. This resulted in a significant increase in equipment sales.  As at November 30, 2007, our inventory balance has decreased to approximately $1.3 million from approximately $2.5 million at August 31, 2007. However, this is higher than the balance of inventory of approximately $0.4 million that we had at November 30, 2006.  As a result, we expect equipment sales to again be significantly higher in the second quarter of fiscal 2008 compared to the second quarter of fiscal 2007.

Broadcast & Operations – Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Broadcast & Operations expenses were $1.0 million and $0.7 million, respectively, a decrease of 28% or $0.3 million.

•                  Broadcast & Operations cost per average Self-Paying Subscriber for the three months ended November 30, 2006 and 2007 was $3.37 and $1.18, respectively, a decrease of $2.19 or 65%.  We expect Broadcast and Operations to decrease on an average cost per subscriber basis.

Cost per average Self-Paying Subscriber

Programming & Content – Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition.  We view Programming and content expenses as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives.  National Hockey League® was launched on the XM Service in October 2005.  NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Programming & Content expenses were $2.9 million and $2.1 million, respectively, a decrease of 26% or $0.8 million. We continue to examine ways to grow subscribers by looking at other areas to invest in the business.

Marketing – For the three months ended November 30, 2006 and 2007, Marketing expenses were $6.3 million and $7.0 million, respectively, an increase of 12% or $0.8 million. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service.  Marketing also includes the cost of marketing staff.

Marketing Support – Marketing Support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the brand.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Marketing Support expenses were $0.9 million and $0.8 million, respectively, a decrease of 15% or $0.1 million.

Subsidies & Distribution – These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Subsidies & Distribution expenses were $0.7 million and $3.0 million, respectively, an increase of 299% or $2.3 million. Subsidies & Distribution expenses increased due to a significantly higher number of self-paying gross additions in Q1 2008 versus Q1 2007 and management’s decision to shift expenditures from Advertising and Marketing to targeted hardware promotions.

SAC ($)

Subscriber Acquisition Costs and SAC – SAC was $46 and $92 for the three months ended November 30, 2006 and 2007, respectively. The increase in SAC is attributable to:

•                  Management’s decision to shift expenditures from general advertising and media towards targeted marketing via hardware promotions at retailers. As a result, SAC is higher than the same quarter last year, however CPGA is significantly lower than last year; and

•                  We pay some hardware manufacturers a portion of the subsidy several months prior to the receiver being sold to the end consumer. With a shift in our hardware lineup, we were required to pay a portion of these subsidies in advance of the holiday season.

Advertising & Marketing – We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Advertising & Marketing expenses were $4.6 million and $3.3 million, respectively, a decrease of 28% or $1.3 million. Advertising & Marketing expenses decreased due to a reallocation of spending towards directly targeting the customer through hardware promotions.

CPGA ($)

Cost Per Gross Addition (CPGA) – CPGA was $311 and $181 for the three months ended November 30, 2006 and 2007, respectively.  We expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels.

General & Administrative – General & Administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, bad debt expense, office occupancy expenses and other corporate expenses.

•                  Three Months: For the three months ended November 30, 2006 and 2007, General & Administrative expenses were $4.8 million and $4.3 million, respectively, a decrease of 11% or $0.5 million. General & Administrative expenses consist of the following:

•                  Compensation decreased from $1.1 million during Q1 2007 to $1.0 million for Q1 2008

•                  IT support and processing remained consistent at 1.5 million during Q1 2007 and Q1 2008

•                  Other expenses decreased from $2.2 million during Q1 2007 to $1.8 million for Q1 2008 mostly due to consulting fees associated with setting up IT infrastructure with XM U.S. in Q1 2007 to accommodate our business

•                  General & Administrative cost per average Self-Paying Subscriber for the three months ended November 30, 2006 and 2007 was $16.64 and $7.19, respectively, a decrease of $9.45 or 57%.

Cost per average Self-Paying Subscriber

Stock based compensation – These are expenses related to the issuance of stock options.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Stock based compensation was $0.8 million and $1.1 million, respectively, an increase pf $0.3 million or 38%. The primary reason for this increase is because we granted stock options to two members of management during the first quarter of 2008.

Adjusted Operating Loss (in millions)

Adjusted Operating Loss – We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Loss is provided in Section 3.9.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Adjusted Operating Loss was $12.8 million and $10.5 million, respectively, an improvement of $2.3 million. As we continue to grow our revenue and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to continue to improve.

Net Non-operating Expenses

Interest Expense – Interest expense includes costs associated with our Notes.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Interest Expense was $3.7 million and $3.7 million, respectively. The increase in interest expense from the Debentures was offset by the decrease from the Notes as a result of the appreciating Canadian dollar. Excluding any changes in foreign exchange, we expect interest expense to increase due to the Debentures.

Interest Income – Interest income includes income from our cash balances and restricted investments.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Interest Income was $0.7 million and $0.4 million, respectively, a decrease of $0.3 million. Interest Income decreased as the restricted and unrestricted cash balances have decreased since the first quarter of 2007.

Foreign Exchange Gain – Includes costs or gains associated with our Notes, restricted investment, short-term investments and cash balances which are denominated in US$.

•                  Three Months: For the three months ended November 30, 2006 and 2007, Foreign Exchange Loss was $1.6 million and we incurred a Foreign Exchange Gain of $4.4 million, respectively. The gain was incurred due to the Canadian dollar strengthening versus the US dollar over this period.

Liquidity and Capital Resources

Change in cash and short-term investments, excluding Debentures ($ in millions)

At November 30, 2007, cash and short term investments increased $15.4 million in the first quarter, from $14.8 million to $30.3 million. Excluding the $19.4 million of net proceeds from the issuance of the Debentures, cash usage was approximately $3.9 million for the quarter, a significant improvement over the average quarterly usage of cash during fiscal 2007. We attribute most of this improvement in cash usage to our growing subscriber base signing up for multi-year pre-payment plans, our improvement in Company efficiencies, continued reduction of costs and managing our accounts payable.

Under our current business plan, we expect our average quarterly usage of cash to vary by quarter due to the timing of subscriber prepayments, receiver sales seasonality, the timing of payments on supplier agreements and other factors. We expect our fiscal 2008 annual usage of cash to be significantly lower than cash usage in fiscal 2007 due to the following:

•                  Increasing revenue as we continue to add Self-Paying Subscribers to the service;

•                  Improvement of Company efficiencies and reduction of costs from suppliers; and

•                  Deferral of payments made to suppliers and licence agreements, including the deferral of a portion of the NHL license fee for the 2007/2008 and 2008/2009 hockey season to 2011/2012, 2012/2013 and 2013/2014.

We have a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”).  The facility matures on December 31, 2012 and bears an interest rate of 9%.  XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares, subject to regulatory approval. The Company has drawn on the XM Credit Facility for the payment of license fees and for interest accrued. As at November 30, 2007, we have drawn approximately $3.1 million against this credit facility. We expect to continue to utilize the XM Credit Facility during 2008.

Provided that we meet the revenue, expense and cash flow projections of our current business plan, we expect to be able to finance our operations through current and internally generated cash resources. Our business plan is based on estimates regarding expected future costs and expected future revenue, and includes the assumption that we will increase our Self-Paying subscriber base from current levels during fiscal 2008. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Revenue, expenses and cash flow projections of our business plan are based on, but are not limited to:

•                  Subscriber forecasts;

•                  Retail subscriber acquisition cost;

•                  Decisions we make to enhance availability of our service (i.e. new products) by installing more terrestrial repeaters in certain markets;

•                  OEM post-trial retention (i.e. converting Other Paying Subscribers and OEM Promotional Subscribers) based on an estimated number of OEM installations;

•                  Effective management of fixed cost expenditures required to meet our subscriber growth plans;

•                  Success of multi-year pre-payment plans; and

•                  Partnership opportunities.

We are pursuing a plan designed to increase our subscribers and revenues at a significantly higher rate than the related increases in our operating costs. Our plan contemplates focusing on the new automobile market where we have relationships with automobile manufacturers, the continuing introduction of innovative yet affordable technology in the retail aftermarket and the use of our most productive distribution channels.

Operating Activities – Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•                  During the first fiscal quarter of 2008, cash used in operating activities was $4.5 million, consisting of a net loss of $16.2 million adjusted for net non-cash expenses of $5.3 million and a $6.4 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

Investing Activities – Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•                  During the first quarter, cash used in investing activities was $19.3 million, most of which consisted of a net purchase of short-term investments from the proceeds of our issuance of the Debentures. Minor purchases were made for capital expenditures.

Financing Activities – Financing activities primarily consist of net proceeds from debt and equity financing.

•                  During the first quarter, $19.4 million of cash was provided by financing activities, all of which is from the net proceeds raised through the Debentures. On September 12, 2007, we closed a private placement of $20 million aggregate principal amount of convertible unsecured subordinated debentures due September 12, 2014. The debentures bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30. Each debentureholder shall have the option to receive such interest either in the form of cash or Class A Subordinated Voting Shares of CSR. At any time prior to September 12, 2014, the debentures are convertible at a conversion price of $5.92 at the holders’ option into Shares of CSR which is equal to a conversion ratio of 168.919 Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

Contractual Commitments

We have entered into a number of leases and other contractual commitments.  The following table summarizes our outstanding contractual commitments as of November 30, 2007 (in 000’s):

	Total(1)	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
NHL Agreement	59,988	4,213	11,888	17,063	26,825
Principal on 12.75% Senior Notes	100,000	0	0	0	100,000
Interest on 12.75% Senior Notes	82,875	12,750	25,500	25,500	19,125
Principal on 8.0% convertible notes	20,000	0	0	0	20,000
Interest on 8.0% convertible notes	11,216	1,282	3,200	3,200	3,533
Operating leases	5,665	1,226	2,137	848	1,454
Marketing & Advertising(2)	24,989	6,746	3,230	3,427	11,585
Information Technology	18,149	4,899	8,825	4,425	0
Other	4,047	3,473	423	150	0
	326,928	34,589	55,203	54,613	182,523

Notes:

(1) In connection with our broadcasting License, amended February 10, 2006, we are required to contribute or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. In addition, the Company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

(2) We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million. In addition, we have a commitment with one of our distribution partners to provide advertising and marketing spend towards co-branding initiatives.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

During the three months ended November 30, 2007, the Company had the following transactions with related parties, which were in the normal course of operations.

As at November 30, 2007, XM Satellite Radio Holdings Inc. (XM) had a 23.2% ownership interest in the Company.

The Company entered into a license agreement and a technical services agreement with XM in fiscal 2006. The license agreement grants the exclusive license to sell the XM basic channels package to Canadian subscribers. This agreement requires payment of a fee of 15% of recognized subscriber revenue for the basic service as well as an activation charge. During the three months ended November 30, 2007, the Company incurred approximately $1,198,283 (2006 - $535,000) in expenses related to the License Agreement.  The technical services agreement includes monthly payments which allow us to use XM information and expertise related to IT and repeater support. The Company incurred expenses of approximately $112,800 for the three months ended November 30, 2007 (2006- $136,000) related to technical services.

During the three months ended November 30, 2007, the Company also incurred approximately $467,106 (2006 $640,200) related to the reimbursement of call centre and other charges to XM which were paid on CSR’s behalf.

We have a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees. A discussion of the XM Credit Facility is included in the Liquidity and Capital Resources section of this MD&A.

On September 12, 2007, we closed a private placement of $20 million aggregate principal amount of convertible unsecured subordinated debentures due September 12, 2014. $4 million of these convertible notes were issued to XM and $6 million were issued to shareholders of CSRI, including John I. Bitove. CSRI is the controlling shareholder of the Company. A description of these convertible notes is included in the Liquidity and Capital Resources section of this MD&A.

The Company purchases print and design functions from AMI Printing. During the three ended November 30, 2007, the Company received services valued at approximately $86,854 (2006 - $64,300). An affiliate of CSRI holds an indirect minority interest in AMI Printing.

The Company has a payroll service agreement with Priszm LP for an annual amount of $30,000. The agreement provides experienced payroll services without which an internal resource would be required by the Company. In addition, the Company sold approximately $61,635 of advertising to Priszm LP during the three months ended November 30, 2007 (2006 - $36,000). Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the three months ended November 30, 2007, the Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $223,267 (2006 - $666,300).  This amount consists of fees paid to Vision of $72,500 (2006 - $90,000) and amounts paid by Vision to vendors on the Company’s behalf of $150,767 (2006 - $576,300). Under this marketing agreement, Vision provides merchandising services for our retail store accounts, including visiting key retail stores for retailer staff training and merchandising purposes. The principal of Vision is related to the Executive Chairman of the Company.

During the three months ended November 30, 2007, the Company incurred $153,206  (2006 - $136,076) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the three months ended November 30, 2007, the Company incurred consulting services from the Wilcox Group totalling approximately $47,351 (2006 - $ 61,300). The Wilcox Group provides public relations and investor relations services to the Company including strategic advice, media management and assistance with press releases and investor communications. These are functions which are outsourced in order get the required expertise. A director of the Company is the principal of the Wilcox Group.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, asset retirement obligations and royalties to artists are critical accounting estimates.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Stock-based Compensation

The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered.  The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates:  expected volatility, expected option life and expected interest rates.

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee, which is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We expect to refine this estimate as more data becomes available. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Accrued Royalties to Artists

We have accrued a liability for amounts expected to by owed for royalties with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction

Rights Agency Ltd. (CMRRA).  While we believe that these accruals are adequate, the use of different estimates could have a significant impact on our results of operations.

Asset Retirement Obligations

We have recorded asset retirement obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of their respective lease terms.  Accruals have been made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of the lease, the present value of the expected future cash payments related to the asset retirement.  We believe that the assumptions used for these accruals are reasonable based on information currently available, but changes to these assumptions could impact the asset retirement obligation balance in future periods.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2007, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended November 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements

In April 2005, the Canadian Institute of Chartered Accountants (CICA) issued the following new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments – Recognition and Measurement”; and Section 3865 “Hedges”, for annual periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income.  These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other primary financial statements.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530.  Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is extinguished.  Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting.  CSR adopted Sections 1530, 3251, 3855 and 3865 on September 1, 2007.  Details of the impact of the application of these standards are discussed in Note 2 to the Company’s consolidated financial statements.

Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus requires retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. This Issue is effective for the first annual reporting period beginning after June 15, 2007.  We adopted this standard September 1, 2007 and it did not impact our consolidated results of operations or financial position.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at January 14, 2008, we had 20,614,946 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 3,224,500 stock options are outstanding under our stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2007, is available on SEDAR at www.sedar.com.